FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of  August, 2004


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)



                            SCHEDULE 10

             NOTIFICATION OF MAJOR INTERESTS IN SHARES

 All relevant boxes should be completed in block capital letters.

 1. Name of company

    COLT TELECOM GROUP PLC

 2. Name of shareholder having a major interest

    Fidelity International Limited

 3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

 4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

    Fidelity International Limited

 5. Number of shares/amount of stock acquired

    FIDELITY INTERNATIONAL LIMITED 500,000

 6. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

    0.03%

 7. Number of shares/amount of stock disposed

 8. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

 9. Class of security

     ORDINARY

 10. Date of transaction

     9TH AUGUST 2004

 11. Date company informed

     10TH AUGUST 2004

 12. Total holding following this notification

     90,807,457

 13. Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

     6.01%

 14. Any additional information

 15. Name of contact and telephone number for queries

     ADRIAN GOODENOUGH
     020 7947 1677

 16.  Name and signature of authorised company official
      RESPONSIBLE FOR MAKING THIS NOTIFICATION

      ADRIAN GOODENOUGH


 Date of notification 11th August 2004




                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 11 August, 2004                                COLT Telecom Group plc



                                                     By: ___Mark A. Jenkins___


                                                     Mark A. Jenkins
                                                     Company Secretary